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                                    FILING PURSUANT TO RULE 425 OF
                                    THE SECURITIES ACT OF 1933 AND
                                    RULE 14(a)-12 OF THE SECURITIES
                                    EXCHANGE ACT OF 1934
                                    FILER: EXCALIBUR TECHNOLOGIES CORPORATION
                                    SUBJECT COMPANY: EXCALIBUR
                                    TECHNOLOGIES CORPORATION
                                    NO. 0-9747

The following is a list of the participants in the solicitation of proxies by Excalibur Technologies Corporation ("Excalibur") and Intel Corporation ("Intel") concerning the merger as described in the Form 8-K filed by Excalibur on May 3, 2000.

Excalibur Technologies Corporation
Donald R. Keough, Chairman of the Board of Directors
Patrick C. Condo, President and Chief Executive Officer, Director
Richard M. Crooks, Jr., Director
John S. Hendricks, Director
W. Frank King III, Director
John G. McMillian, Director
Philip J. O'Reilly, Director
Harry C. Payne, Director
James H. Buchanan, Vice President, Chief Financial Officer, Treasurer and Secretary
Paul E. Nelson, Chief Technology Officer

Excalibur and Intel plan to file a proxy statement/prospectus and other relevant documents concerning the merger with the Securities and Exchange Commission (the "Commission"). For a description of the direct or indirect interests in the transactions concerning the solicitation, we refer you to this proxy statement/prospectus.

WE URGE INVESTORS AND STOCKHOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders will be able to obtain free copies of these documents at the Commission's website at www.sec.gov. and upon oral or written request to Excalibur Technologies
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Corporation, 1921 Gallows Road, Suite 200, Vienna, Virginia 22182, Attention:
Investor Relations (telephone number (703) 761-3700).

INVESTORS AND STOCKHOLDERS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.